January 9, 2009

Andrew D. Feshbach, President
The Walking Company Holdings, Inc.
121 Gray Avenue
Santa Barbara, California 93101

      Re: The Walking Company Holdings, Inc.
          Form 10-K FYE 12/31/07
          File No. 0-22963

Dear Mr. Feshbach:

      We have completed our review of your filing and have no further comments at this time.

          Sincerely,

          John Reynolds,
          Associate Director